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2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
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www.dechert.com

James A. Lebovitz

james.lebovitz@dechert.com
+1 215 994 2510 Direct
+1 215 655 2510 Fax

September 16, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	JetPay Corporation
Amendment No. 4 to Registration Statement on Form S-3
Filed August 30, 2013
File No. 333-187339
Preliminary Information Statement on Schedule 14C
Filed August 30, 2013
File No. 001-35170

Ladies and Gentlemen:

JetPay Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 (“the S-3 Amendment”) to its Registration Statement on Form S-3 (File No. 333-187339) (the “Registration Statement”), and a revised Preliminary Information Statement (the “14C Amendment”) on Schedule 14C (File No. 001-35170). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated September 11, 2013 from Ms. Maryse Mills-Apenteng, Special Counsel, to Bipin C. Shah, Chief Executive Officer of the Company. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We will also provide courtesy copies of each of the amendments, as filed and marked with the changes from their applicable previous filing.

Amendment No. 4 to Form S-3 Filed on August 30, 2013

Risk Factors, page 5

1.	Please revise to describe the Securities Purchase Agreement entered into on August 22, 2013 and describe any material risks to investors that could result from such an agreement. We note, for example, that Flexpoint may acquire a substantial amount of your shares, have rights to designate directors, and have a liquidation preference of $600 per preferred share. We further note that the transaction could lead to a potential change in control.

Response:

The Company has revised its disclosure to provide two risk factors regarding the material risks arising from the agreement with Flexpoint.

Preliminary Information Statement on Schedule 14C Filed on August 30, 2013

General

2.	Please revise to provide tabular disclosure of (a) the number of shares of common stock underlying the convertible preferred shares issuable and (b) the resulting voting power of Flexpoint for each tranche, assuming the maximum amount of preferred shares are sold in each tranche. In addition, please provide totals for each if Flexpoint purchases the maximum number of preferred shares under the Securities Purchase Agreement. Please also clarify whether Flexpoint may obtain a controlling interest in JetPay under the Securities Purchase Agreement and discuss the consequence of a change in control.

Response:

The Company has revised its disclosure to provide the requested tabular disclosure as well disclosure on the potential for Flexpoint to obtain a controlling interest in JetPay and the consequence of a change in control.

The Private Placement, page 3

3.	Please revise your description of the preferred stock purchase to clarify whether the proceeds of up to $10 million from Tranche B would be used in its entirety to redeem outstanding secured convertible notes.

Response:

The Company has revised its disclosure to clarify the use of proceeds for up to $10 million of Tranche B Financing.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 215.994.2510 (or by facsimile at 215.655.2510). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ James A. Lebovitz

James A. Lebovitz